Exhibit 99(e)(3)

Microsoft Corporation
One Microsoft Way
Redmond, Washington 98052

Attention: Ken Hastings

July 1, 2008

Dear Mr. Hastings,

Reference is made to that certain letter agreement dated June 5, 2008 (the “Original Agreement”), between Greenfield Online, Inc. (the “Company”) and Microsoft Corporation (“Microsoft”). Capitalized terms used herein and not otherwise defined shall have the respective meanings given them in the Original Agreement.

Effective as of the date hereof, the Company and Microsoft hereby agree to amend the Original Agreement as follows:

1. Insert the following sentence at the end of the first full paragraph of page 2 of the Original Agreement:

Notwithstanding the foregoing, and subject to the other provisions of this letter agreement, you and your Representatives may contact third parties to inquire about interest in joining with you to pursue a transaction, it being understood that no such third party may be given access to any Confidential Information until it has executed, directly with the Company a confidentiality agreement in form and content satisfactory to the Company.

If you are in agreement with the foregoing, please sign and return the attached copy of this letter agreement, whereupon this letter agreement shall become effective as of the date hereof.

Very truly yours,

GREENFIELD ONLINE, INC.

By:	/s/ Jonathan A. Flatow
Name:     Jonathan A. Flatow

Title:	Chief Administrative Officer

AGREED AND ACKNOWLEDGED to this 9th day of July 2008

MICROSOFT CORPORATION

By:	/s/ Kenneth Hastings
Name:     Ken Hastings

Title:	Director, Corporate Development